As filed with the Securities and Exchange Commission on June 22, 2011

Securities Act File No. 333-172676
Investment Company Act File No. 811-05992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	PRE-EFFECTIVE AMENDMENT NO.
☒	POST-EFFECTIVE AMENDMENT NO. 1 AND/OR
☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒	AMENDMENT NO. 16

Japan Smaller Capitalization Fund, Inc.
(Exact Name of Registrant as Specified in Charter)

Two World Financial Center, Building B
New York, New York 10281
(Address of Principal Executive Offices)

(800) 833-0018
(Registrant’s Telephone Number, including Area Code)

Mr. Shigeru Shinohara
Japan Smaller Capitalization Fund, Inc.
Two World Financial Center, Building B
New York, New York 10281
(Name and Address of Agent for Service)

Copies to:
John A. MacKinnon	Sander M. Bieber
Sidley Austin llp	Dechert LLP
787 Seventh Avenue	1775 I Street, N.W.
New York, New York 10019	Washington, D.C. 20006

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐
It is proposed that this filing will become effective (check appropriate box)
☐ when declared effective pursuant to section 8(c)
If appropriate, check the following box:
☐ This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐ This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is -    .

Explanatory Note

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-172676) (the “Registration Statement”) and Amendment No. 16 to the Fund’s Registration Statement under the Investment Company Act of 1940, as amended (together, this “Amendment”) consists of the following:

(1)           Facing sheet of this Registration Statement

(2)           This explanatory note

(3)           Part C of this Registration Statement (including signature page) setting forth the exhibits to the Registration Statement.

Parts A and B to the Registration Statement are unchanged from the Prospectus and Statement of Additional Information filed on June 16, 2011 contained in the Registration Statement.

This Post-Effective Amendment No. 1 to the Registration Statement is being filed is pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement.  Pursuant to Rule 462(d) under the Securities Act, this Amendment shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C

OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

1.	Financial Statements

Report of Independent Registered Public Accounting Firm*

Schedule of Investments as of February 28, 2011*

Statement of Assets and Liabilities as of February 28, 2011*

Statement of Operations for the fiscal year ended February 28, 2011*

Statements of Changes in Net Assets for the fiscal years ended February 28, 2011 and 2010*

Notes to Financial Statements*

Financial Highlights for a share of Common Stock outstanding during each of the fiscal years ended February 28, 2011, 2010, 2009, February 29, 2008 and February 28, 2007*

*
Incorporated by reference to the Registrant's Annual Report to Shareholders for the fiscal year ended February 28, 2011, filed with the Securities and Exchange Commission on May 10, 2011 pursuant to Rule 30b2-1 under the Investment Company Act ("1940 Act").

2.	Exhibits

(a)	1)	Articles of Incorporation, dated January 11, 1990 (a)

2)	Amendment to Articles of Incorporation (c)

3)	Article Supplementary

(b)	Amended and Restated Bylaws of the Fund (c)

(c)	Not Applicable

(d)	1)	Portions of the Articles of Incorporation and Bylaws of the Fund defining the rights of holders of shares of Common Stock of the Fund (b)

2)	Form of specimen certificate for shares of Common Stock of the Fund (a)

3)	Form of subscription certificate (d)

4)	Form of Notice of Guaranteed Delivery and Form of Beneficial Owner Certification Form (d)

(e)	Dividend Reinvestment Plan

(f)	Not Applicable

(g)	1)	Management Agreement between Registrant and Nomura Asset Management U.S.A. Inc.

2)	Investment Advisory Agreement between Nomura Asset Management U.S.A. Inc. and Nomura Asset Management Co., Ltd.

(h)	Form of Dealer Manager Agreement among the Registrant, the Manager and UBS Securities LLC (d)

(i)	Not applicable

(j)	Custodian Contract between the Fund and Brown Brothers Harriman & Co. (c)

(k)	1)	Accounting Agency Agreement between the Fund and Brown Brothers Harriman & Co. (c)

2)	Amendment to the Accounting Agency Agreement

3)	Transfer Agency and Service Agreement between the Fund and Computershare Trust Company, N.A. (d)

4)	Amendment to Transfer Agency and Service Agreement (d)

5)	Fee and Service Schedule for Stock Transfer Services (d)

6)	Form of Subscription Agent Agreement between Registrant, Computershare Inc., and Computershare Trust Company, N.A. (d)

7)	Form of Information Agent Agreement between Registrant and Georgeson Inc. (d)

(l)	1)	Opinion and consent of Venable LLP, special Maryland counsel to the Fund (d)

2)	Consent of Mori Hamada & Matsumoto, special Japanese counsel to the Fund (d)

3)	Consent of Sidley Austin LLP, counsel to the Fund (d)

(m)	Not applicable

(n)	Consent of Ernst & Young LLP, independent registered public accounting firm for the Fund (d)

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)	1)	Code of Ethics of Registrant and the Manager adopted pursuant to Rule 17j-1 of the Investment Company Act of 1940 (d)

2)	Code of Ethics of the Investment Adviser adopted pursuant to Rule 17j-1 of the Investment Company Act of 1940 (d)

(s)	Power of Attorney (included on signature page of initial filing of the Registration Statement on Form N-2 (File No. 333-172676), as filed on March 8, 2011).

_

_______________
(a)	Filed or refiled on September 15, 1999 as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-87159).
(b)
Reference is made to Article V, Article VI (Sections 3 and 6), Article VII, Article VIII, Article X, Article XII, Article XIII, Article XIV and Article XV of the Fund’s Articles of Incorporation, filed as Exhibit (a) to this Registration Statement; and Article II, Article III (sections 3, 4 and 14), Article VI, Article VII, Article XII, and Article XIII of the Registrant’s Amended and Restated By-Laws, filed as Exhibit (b) to this Registration Statement.

(c)	Filed on November 8, 2005 as an exhibit to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-128763, 811-5992).
(d)	Filed on June 16, 2011 as an exhibit to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-172676; 811-05992).

ITEM 26.  MARKETING ARRANGEMENTS

Not Applicable

ITEM 27.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Registration fees	$10,000
NYSE listing fee	$20,000
Printing and Postage (including subscription certificates)	$50,000
Legal fees and expenses	$375,000
Accounting fees and expenses	$25,000
NASD fees	$10,000
Dealer Manager’s fees and reimbursement of expenses	$100,000
Subscription Agent fee and expenses	$25,000
Information Agent fees and expenses	$10,000
Miscellaneous	$25,000
Total	$650,000

ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

None.

ITEM 29.  NUMBER OF HOLDERS OF SECURITIES

TITLE OF CLASS	NUMBER OF RECORD HOLDERS AT June 6, 2011
Common Stock, par value $0.10 per share	11,197

ITEM 30.  INDEMNIFICATION

Reference is made to Article VI of the Fund’s Articles of Incorporation, Article VI of Fund’s Bylaws, Section 2-418 of the Maryland General Corporation Law, the Management Agreement filed as Exhibit (g)(1), the Investment Advisory Agreement filed as Exhibit (g)(2)  and the Dealer Manager Agreement filed as Exhibit (h).

Maryland law permits the Fund to include in its charter (the “Charter”) a provision limiting the liability of the Fund’s Directors and officers to the Fund and the stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.  The Charter of the Fund contains such a provision which eliminates Directors’ and officers’ liability to the fullest extent permitted by Maryland law.

Article VI of the Charter of the Fund provides that each director and officer of the Fund shall be indemnified by the Fund to the full extent permitted under the General Laws of the State of Maryland, subject to the provisions of the Investment Company Act of 1940 (the “1940 Act”).  Article VI of the Fund’s Bylaws obligate the Fund to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify and, without requiring preliminary determination, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a Director or officer of the Fund and at the request of the Fund, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.  The Fund may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Fund in any of the capacities described above and to any employee or agent of the Fund or a predecessor of the Fund.  The Fund has been advised that such indemnity shall not protect any such person against any liability to the Fund or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.  Absent a court determination that a director or officer seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Fund to indemnify such person must be based upon the reasonable determination of independent counsel for non-party independent directors, after review of the facts, that such director or officer is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Fund’s Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity.  Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.  Under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.  In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as the conditional advancing of indemnification moneys for actions based upon the 1940 Act may be concerned, such payments will be made only on the following conditions:  (i) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement; (ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds the amount to which it is ultimately determined that he is entitled to receive from the Fund by reason of indemnification; and (iii) (a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Fund without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Fund’s disinterested, non-party Directors, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that the recipient of the advance ultimately will be found entitled to indemnification.

The Fund may purchase insurance on behalf of a director or officer protecting such person, to the full extent permitted under Maryland law, from liability arising from his or her activities as officer or director of the Fund.  The Fund, however, may not purchase insurance on behalf of any director or officer of the Fund that protects or purports to protect such person from liability to the Fund or to its stockholders to which such director or officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

Reference is made to Article V of the Management Agreement filed as Exhibit (g)(1)  herewith relating to limitation of liability of the Manager, and to Article IV of the Investment Advisory Agreement filed as Exhibit (g)(2)  herewith for provisions relating to limitation of liability of the Investment Adviser.  Reference is made to Section 7 of the Dealer Manager Agreement, a form of which will be filed as Exhibit 2-(h) hereto, for provisions relating to the indemnification of the Dealer Manager.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Fund and the principal underwriter pursuant to the foregoing provisions or otherwise, the Fund has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a director, officer, or controlling person of the Fund and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Pursuant to the management and advisory arrangements described in the prospectus constituting Part A of this Registration Statement, the Fund’s Manager, Nomura Asset Management U.S.A. Inc., is responsible for providing the Fund with advisory services.  The Manager has entered into an Investment Advisory Agreement with Nomura Asset Management Co., Ltd. (the “Investment Adviser”).

(a) The Manager provides investment advisory services to United States and foreign clients.  The Manager also acts as an investment adviser to Korea Equity Fund, Inc. (registered closed-end investment company) and Nomura Partners Fund, Inc. (registered open-end investment company).  The principal address of the Manager is Two World Financial Center, Building B, New York, New York 10281.

Set forth below is a list of each executive officer and director of the Manager, indicating each business, profession, vocation or employment of a substantial nature in which each such person or entity has been engaged since March 1, 2009 for his own account or in the capacity of director, officer, partner or trustee.

Name	Position With Manager	Other Substantial Business, Profession, Vocation or Employment
Shigeru Shinohara	President and Director	Director and President since June 2007. President of Nomura Global Alpha LLC since 2008.
Kenneth L. Munt	Managing Director and Secretary	Vice President of the Fund since 2001.
Hiroyuki Nakano	Managing Director and Chief Administrative Officer	Vice President of the Fund since 2008.
Rita Chopra-Brathwaite	Executive Director	Treasurer of the Fund since 2002.
Neil Daniele	Managing Director and Chief Compliance Officer
Secretary of the Fund since 2002; Chief Compliance Officer since 2005.  Chief Compliance Officer of Nomura Global Alpha LLC since 2008, Nomura Corporate Research and Asset Management Inc. since 2009 and Nomura Funds Research and Technologies America, Inc. since 2009.

(b) The Investment Adviser provides investment advisory services to Japanese and international clients.  The Investment Adviser is an investment adviser to Korea Equity Fund Inc. (a U.S. registered closed-end investment company) and Nomura Partners Fund, Inc. (registered open-end investment company).  The principal address of the Investment Adviser is 1-12-1-Chome, Nihonbashi, Chuo-ku, Tokyo 103-8260, Japan.

Set forth below is a list of the principal officers and directors of the Investment Adviser indicating each business, profession, vocation or employment of a substantial nature in which each such person has been engaged since March 1, 2009 for his own account or in the capacity of director, officer, partner or trustee.

Name	Position With The Investment Adviser	Other Substantial Business, Profession, Vocation or Employment
Kazutoshi Inano	Chairman of the Board of Directors / Executive Managing Director
Toshio Iwasaki	Director / Chairman & CEO	Executive Managing Director of Nomura Holdings, Inc.
Noriaki Nagai	Outside Director
Senior Corporate Managing Director of Nomura Holdings, Inc.
Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Director of Nomura Institute of Capital Markets Research
Director of Unified Partners, Ltd.

Toshio Morita	Outside Director	Senior Corporate Managing Director of Nomura Holdings, Inc. Director of The Nomura Trust & Banking Co., Ltd. Director of Nomura Agri Planning & Advisory Co., Ltd.
Yugo Ishida	Director / President & COO
Masanori Nishimatsu	Outside Director
Director of Nomura Holdings, Inc.
Director of The Nomura Trust & Banking Co., Ltd.
Director of Nomura Investor Relations Co., Ltd.
Director of Nomura Funds Research And Technologies Co., Ltd.
Corporate Auditor of Private Equity Funds Research and Investments Co., Ltd.
Corporate Auditor of Nomura Agri Planning & Advisory Co., Ltd.

Nobuto Nakahari	Outside Director
Masaru Konno	Outside Director	Senior Managing Director of Nomura Holdings, Inc. Director of The Nomura Trust & Banking Co., Ltd.
Kouichi Goto	Executive Managing Director / Executive Vice President
Yukio Shirokawa	Executive Managing Director / Executive Vice President

Name	Position With The Investment Adviser	Other Substantial Business, Profession, Vocation or Employment
Tamon Watanabe	Senior Corporate Managing Director
Norio Ambe	Senior Corporate Managing Director
Takashi Nagano	Senior Corporate Managing Director
Kiyohiro Yamana	Senior Corporate Managing Director
Junichi Jozuka	Senior Corporate Managing Director
Mitsugu Toyoda	Senior Managing Director
Kunio Watanabe	Senior Managing Director
Takashi Saruta	Senior Managing Director
Yoshihiro Namura	Senior Managing Director
Shigeru Shinohara	Senior Managing Director	Director and President of Japan Smaller Capitalization Fund, Inc. since June 2007. President of Nomura Global Alpha LLC since 2008.
Ryuji Takezaki	Senior Managing Director
Masanao Tsuda	Senior Managing Director

ITEM 32.  LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, as amended, and the rules promulgated thereunder are maintained at the offices of the Fund (Two World Financial Center, Building B, New York, New York 10281), and Brown Brothers Harriman & Co., 40 Water Street, Boston, Massachusetts 02109-3661, the Fund’s custodian and Computershare Trust Company, N.A., P.O. Box 43078, Providence, Rhode Island 02946-3078, the Fund’s transfer agent.

ITEM 33.  MANAGEMENT SERVICES

Not applicable.

ITEM 34.  UNDERTAKINGS

(1)
The Registrant undertakes to suspend offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the NAV of its shares declines more than 10 percent from its NAV as of the effective date of the Registration Statement or (2) the NAV increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	Not applicable.

(4)	Not applicable.

(5)	Registrant undertakes that:

(a)
for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)
for the purposes of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	Not applicable.

Signatures

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, and State of New York, on the 21th day of June, 2011.

Japan Smaller Capitalization Fund, Inc.

By:	/s/ Shigeru Shinohara
(Shigeru Shinohara, President)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ Shigeru Shinohara	President and Director (Principal Executive Officer)	June 21, 2011
(Shigeru Shinohara)

	/s/ Rita Chopra-Brathwaite	Treasurer (Principal Financial Officer)	June 21, 2011
(Rita Chopra-Brathwaite)

	Rodney A. Buck*	Director
(Rodney A. Buck)

	David B. Chemidlin*	Director
(David B. Chemidlin)

	E. Han Kim*	Director
(E. Han Kim)

	Chor Weng Tan*	Director
(Chor Weng Tan)

*By:	/s/ Shigeru Shinohara		June 21, 2011
Shigeru Shinohara, Attorney-In-Fact

Exhibit Index

a)	3)	Articles Supplementary
e)		Dividend Reinvestment Plan
g)	1)	Management Agreement between Registrant and Nomura Asset Management U.S.A. Inc
	2)	Investment Advisory Agreement between Nomura Asset Management U.S.A. Inc. and Nomura Asset Management Co., Ltd.
k)	2)	Amendment to the Accounting Agency Agreement